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                              August 18, 2021

       Jennifer Ernst
       Chief Executive Officer
       Tivic Health Systems, Inc.
       39899 Balentine Drive, Suite 200
       Newark, CA 94560

                                                        Re: Tivic Health
Systems, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 11,
2021
                                                            File No. 333-258411

       Dear Ms. Ernst:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. However, we note that the top of the first graphic continues to
reference 200M+ US Adults. Please revise your graphic to remove this statement or to
include an equally prominent discussion of either (i) the competition you face from OTC
pharmaceuticals and saline irrigation in ClearUP's indications, as referenced elsewhere in
your registration statement or (ii) your revenues for recently completed fiscal
periods.

              You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you
       have questions regarding comments on the financial statements and related matters. Please
 Jennifer Ernst
Tivic Health Systems, Inc.
August 18, 2021
Page 2

contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameJennifer Ernst
                                                        Division of Corporation
Finance
Comapany NameTivic Health Systems, Inc.
                                                        Office of Life Sciences
August 18, 2021 Page 2
cc:       Christopher L. Tinen, Esq.
FirstName LastName